FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- __________

AstraZeneca Notice of Annual General Meeting 2026 and Shareholders’ Circular We follow the science and put patients first

This document is important and requires your immediate attention If you are in any doubt about the contents of this document or what action you should take, you should immediately consult your Independent Financial Adviser. If you have sold or transferred all of your shares in AstraZeneca, you should send this document and the related documents (except any personalised voting form, if applicable) to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. This Notice of Annual General Meeting (AGM) 2026 and Shareholders’ Circular (the Notice of AGM) incorporates the formal notice that the AGM of AstraZeneca PLC (the Company) will be held on Thursday 9 April 2026, and is sent on behalf of the Board of Directors (the Board) of the Company. This Notice of AGM should be read in conjunction with the documents listed below concerning your shareholding in the Company. The documents that you receive depend on how your shares are held and any preferences you have registered regarding form of communications from the Company: • Direct holders of ordinary shares listed on the New York Stock Exchange: a Form of Proxy. • Holders in the AstraZeneca PLC Corporate Sponsored Nominee (AstraZeneca CSN): a Form of Direction or notification of availability including instructions on how to vote electronically. • Holders of ordinary shares listed on Nasdaq Stockholm: a Voting Instruction Form. • Holders of UK Depositary Interests (UK DIs) (other than via the AstraZeneca CSN): a Form of Instruction or notification of availability including instructions on how to vote electronically. • Beneficial holders of ordinary shares or UK DIs through a nominee, bank or broker should refer to documentation from their provider. If you consider documentation to be missing, or incorrect, please contact the Company’s registrar, Computershare, using the instructions set out on the back page of this Notice of AGM. Holders in the AstraZeneca CSN and holders of UK DIs should contact Computershare Investor Services PLC (Computershare UK); holders of shares listed on Nasdaq Stockholm should contact Computershare AB (Computershare Sweden); and other shareholders should contact Computershare Trust Company, N.A (Computershare US) or their own nominee, bank or broker if documentation has been received from that nominee, bank or broker directly. Notice of Annual General Meeting 2026 and Shareholders’ Circular

Letter from the Chair 2 Notice of Annual General Meeting 2026 and Shareholders’ Circular 4 Explanatory notes to the Resolutions 7 How do I access the online platform on the day of the AGM? Digitally-enabled AGM This year the AGM will again be a digitally-enabled meeting that is broadcast live, allowing all shareholders from across our global shareholder base to join the meeting live. As such, content and presentation will be optimised for this format. For further information on the digitally-enabled AGM, see the Letter from the Chair from page 2 and the Notes from page 10 of this Notice of AGM. Accessing the online platform The online platform can be accessed from any location using most well-known internet browsers, such as Chrome, Firefox and Safari. The online platform can be accessed on a PC, laptop or other internet-enabled device, such as a tablet or smartphone. Logging in To access the online platform visit: https://meetings.lumiconnect.com/100-005-666-228 or scan the QR code below. You will then be prompted to enter your login details. For direct holders of ordinary shares listed on the New York Stock Exchange, holders in the AstraZeneca CSN and holders of shares listed on Nasdaq Stockholm, your login details can be found printed on the notification of availability or voting form sent to you by post or electronically. Joining instructions, including instructions of how to request login details if you have not received these directly, can be found on pages 17 to 19 of this Notice of AGM. Key timings Please note that some of these dates may differ depending on how you hold your AstraZeneca PLC shares. Please refer to the accompanying documentation that you have received. 10 March 2026 Notice of AGM published. Voting opens for shareholders. Shareholders are able to register questions in advance of the AGM on the website: www.astrazeneca.com/agm 1 April 2026 14:30 (BST) Deadline for the receipt of electronic voting instructions and/or voting forms for holders in the AstraZeneca PLC Corporate Sponsored Nominee (AstraZeneca CSN). 2 April 2026 14:30 (BST)/ 15:30 (CET) Deadline for the receipt of electronic voting instructions and/or voting forms for: (i) UK Depositary Interests (other than those in the AstraZeneca CSN); and (ii) Ordinary shares listed on Nasdaq Stockholm. 7 April 2026 14:30 (BST)/ 09:30 (ET) Deadline for receipt of electronic voting instructions and/or paper Forms of Proxy for direct holders of ordinary shares listed on the New York Stock Exchange. 17:00 (BST) Deadline for submitting questions in advance of the AGM. 9 April 2026 13:30 (BST) Online platform opens. Questions can be submitted via the online platform. 14:30 (BST) AGM begins. Voting via the online platform will open when the Chair declares the poll open. 15:30 (BST) approx. AGM closes. The results of the poll will be released once collated. If you hold your shares indirectly via a nominee (other than the AstraZeneca CSN), bank or broker, please refer to the documentation you have received from that nominee, bank or broker for deadlines that apply to your shareholding. If you hold your shares indirectly and have not received login details to join the AGM via the online platform, please refer to instructions on pages 15 and 16 if you wish to request login details. Notes for shareholders 10 Joining instructions 17 Appendix – Directors’ biographies 20 Contents AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 1

Dear Shareholder On behalf of the Board, I am pleased to invite you to AstraZeneca’s 2026 AGM which will be held on Thursday 9 April 2026 at 14:30 (BST). At the AGM, Pascal Soriot, our Chief Executive Officer, will update you on the progress of the business in 2025. The AGM will also include a question and answer session for shareholders, as well as the formal business of the meeting. Following the completion of the Company’s listing harmonisation earlier this year, the process and deadlines for you to attend and vote at the AGM may have changed, so I would encourage you to carefully read the notes applicable to you in this Notice. Digitally-enabled AGM This year’s AGM will again be a digitally-enabled meeting that is broadcast live. The Board therefore looks forward to you joining us at the AGM via the online platform, which can be found at: https://meetings.lumiconnect.com/100-005-666-228 As we are holding a digitally-enabled AGM, I would like to emphasise that the content and presentation will be optimised for that format. I strongly encourage shareholders to join the AGM via the online platform, to ask questions and vote, so that the Board can continue to strengthen its engagement with you. Board members and management will take part in the AGM electronically from a variety of locations, and will not be available to meet shareholders in person. Shareholders who still wish to attend in person will be invited to connect online to the meeting. A step-by-step guide explaining how to join the meeting electronically from your personal device via the online platform can be found on pages 17 to 19. Details of how to submit questions, and how to vote, either in advance or during the meeting, can be found in the Notes from page 10. Board of Directors All of the Directors will stand for re-election at the AGM, other than Nazneen Rahman who will retire from the Board at the conclusion of the AGM having joined in 2017. I would like to thank Nazneen for the significant contributions she has made to our work as a Board, as well as the insights, experience and leadership she brought to our Board Committees. We have benefited from her specialist experience in genetics research and translation and sustainable healthcare, as well as her passion for open science and science communication. For further details of Directors’ independence and the annual Board performance evaluation, please see page 7. For further details of the Directors’ experience, skills and expertise, please see pages 20 and 21. Voting Shareholders are encouraged to vote, either in advance from the date of this Notice of AGM, or on the day via the online platform. Please note that voting procedures differ depending on how you hold your AstraZeneca PLC shares. Specific instructions are set out in the Notes section of this Notice of AGM, on the following pages: • Direct holders of ordinary shares listed on the New York Stock Exchange, see page 12 • Holders in the AstraZeneca PLC Corporate Sponsored Nominee (AstraZeneca CSN), see page 13 • Holders of ordinary shares listed on Nasdaq Stockholm, see page 14 • Holders of UK Depositary Interests (other than via the AstraZeneca CSN), see page 15 • Other beneficial owners of ordinary shares listed on the New York Stock Exchange, see page 16. Registration of shareholder questions The Board values questions from shareholders and it is important to us that we have the opportunity to hear from you, our shareholders. Shareholders will be able to ask questions of the Board in advance of the AGM and during the meeting. Full details on how to ask questions are set out in the Notes section of this Notice of AGM, from page 10. “The digitally-enabled AGM provides an opportunity for all shareholders from across our global shareholder base to participate in the meeting.” Letter from the Chair Notice of Annual General Meeting 2026 and Shareholders’ Circular 2

Business of the meeting The business to be conducted at the AGM is summarised below: 1. To receive the Company’s Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2025 2. To confirm the 2025 interim dividends 3. To appoint KPMG LLP as Auditor 4. To authorise the Directors to agree the remuneration of the Auditor 5. To re-elect the following Directors: (a) Michel Demaré (b) Pascal Soriot (c) Aradhana Sarin (d) Philip Broadley (e) Euan Ashley (f) Birgit Conix (g) Rene Haas (h) Karen Knudsen (i) Diana Layfield (j) Anna Manz (k) Sheri McCoy (l) Tony Mok (m) Marcus Wallenberg 6. To approve the annual statement of the Chair of the Remuneration Committee and the Annual Report on Remuneration for the year ended 31 December 2025 7. To renew the authorisation to grant awards under the French Appendix 3 of the AstraZeneca Performance Share Plan 2020 8. To authorise limited political donations 9. To authorise the Directors to allot shares 10.To authorise the Directors to disapply pre-emption rights 11. To authorise the Directors to further disapply pre-emption rights for acquisitions and specified capital investments 12.To authorise the Company to purchase its own shares 13.To reduce the notice period for general meetings Resolutions 10 to 13 inclusive will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions. The Directors consider all of the proposed resolutions to be in the best interests of the Company and shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of all the resolutions. Yours faithfully, Michel Demaré Chair of the Board 25 February 2026 AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 3

Notice is given that the Annual General Meeting (AGM) of AstraZeneca PLC (the Company) will be held on the Lumi Global online platform and at the broadcast venue, the Kia Oval, Kennington, London, SE11 5SS, on Thursday 9 April 2026 at 14:30 (BST) for the purposes set out below. For the reasons set out in this document, shareholders are strongly encouraged to participate in the AGM electronically via the online platform by logging on to https://meetings.lumiconnect.com/100-005-666-228 on their personal device. Details on how to participate in the AGM can be found in the joining instructions from page 17. Resolutions 10 to 13 inclusive will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions. Ordinary resolutions Resolution 1 To receive the Company’s Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2025.   See notes on page 7. Resolution 2 To confirm the first interim dividend of US$1.03 (76.7 pence, SEK 9.81) per ordinary share and to confirm, as the final dividend for 2025, the second interim dividend of US$2.17 (159.5 pence, SEK 19.49) per ordinary share.   See notes on page 7. Resolution 3 To appoint KPMG LLP as Auditor of the Company until the end of the next meeting at which accounts are laid before the Company.   See notes on page 7. Resolution 4 To authorise the Directors to agree the remuneration of the Auditor.   See notes on page 7. Resolution 5 To re-elect the following Directors of the Company with effect from the end of the AGM as separate resolutions: (a) Michel Demaré (b) Pascal Soriot (c) Aradhana Sarin (d) Philip Broadley (e) Euan Ashley (f) Birgit Conix (g) Rene Haas (h) Karen Knudsen (i) Diana Layfield (j) Anna Manz (k) Sheri McCoy (l) Tony Mok (m) Marcus Wallenberg A separate vote will be taken in respect of the re-election of each Director. In accordance with Article 68 of the Company’s Articles of Association, all of the Directors will retire at the AGM and may present themselves for re-election.   See notes on page 7 and the Directors’ biographies from page 20, which include the Directors’ ages. Resolution 6 To approve the annual statement of the Chair of the Remuneration Committee and the Annual Report on Remuneration for the year ended 31 December 2025, as set out on pages 90 to 113 of the Annual Report, in accordance with section 439 of the Companies Act 2006.   See notes on page 7. Resolution 7 That the authorisation to grant awards under the French Appendix 3 of the AstraZeneca Performance Share Plan 2020 be renewed and extended for a period of seventy-six months with effect from the conclusion of this AGM.   See notes on page 8. Resolution 8 That the Company and any company which is or becomes a subsidiary of the Company during the period to which this resolution relates be generally authorised to: (a) make donations to political parties and/or independent election candidates; (b) make donations to political organisations other than political parties; and (c) incur political expenditure during the period commencing on the date of this resolution and ending on the date of the Company’s next Annual General Meeting, provided that in each case the total amount of all such donations and expenditure made by all companies to which this authority relates shall not exceed in aggregate US$250,000. This authority shall expire at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed. Any terms used in this resolution which are defined in Part 14 of the Companies Act 2006 shall bear the same meaning for the purposes of this resolution.   See notes on page 8. Notice of Annual General Meeting 2026 and Shareholders’ Circular Notice of Annual General Meeting 2026 and Shareholders’ Circular 4

Resolution 9 That: (a) the Directors be generally and unconditionally authorised pursuant to section 551 of the Companies Act 2006 to: (i) allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company: (A) up to an aggregate nominal amount of US$129,234,026.00; and (B) comprising equity securities (as defined in the Companies Act 2006) up to an aggregate nominal amount of US$258,468,053.00 (including within such limit the nominal value of any shares allotted or in respect of which rights are granted under paragraph (A) above) in connection with an offer: (I) to holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and (II) to people who are holders of other equity securities if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities, and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, for a period expiring (unless previously renewed, varied or revoked by the Company in a general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 9 July 2027); and (ii) make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of this authority and the Directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired; (b) subject to paragraph (c) below, all existing authorities given to the Directors pursuant to section 551 of the Companies Act 2006 be revoked by this resolution; and (c) paragraph (b) above shall be without prejudice to the continuing authority of the Directors to allot shares, or grant rights to subscribe for or convert any security into shares, pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.   See notes on page 8. Special resolutions Resolution 10 That subject to the passing of Resolution 9, as set out in this Notice of AGM of the Company convened for 9 April 2026, and in place of all existing powers, the Directors be generally empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (as defined in the Companies Act 2006) for cash, pursuant to the authority conferred by Resolution 9 in this Notice of AGM as if section 561(1) of the Companies Act 2006 did not apply to the allotment. This power: (a) expires (unless previously renewed, varied or revoked by the Company in a general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 9 July 2027), but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; (b) shall be limited to: (i) the allotment of equity securities in connection with an offer of equity securities: (A) to the holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and (B) to people who are holders of other equity securities, if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities, and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter arising in connection with such offer; (ii) in the case of the authority granted under Resolution 9(a)(i) (A) the allotment of equity securities otherwise than pursuant to paragraph (b)(i) above and paragraph (b)(iii) below up to an aggregate nominal amount of US$38,774,085.00; and (iii) when any allotment of equity securities is or has been made pursuant to paragraph (b)(ii) above (a paragraph 9(b)(ii) allotment), the allotment of additional equity securities (also pursuant to the authority given under Resolution 9(a)(i)(A)) up to an aggregate nominal amount equal to 20% of the nominal amount of that paragraph 9(b)(ii) allotment, provided that any allotment pursuant to this paragraph (b)(iii) is for the purposes of a follow-on offer determined by the Directors to be of a kind contemplated by paragraph 3 of Part 2B of the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this Notice of AGM; and (c) applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Companies Act 2006 as if in the first paragraph of this Resolution the words ‘pursuant to the authority conferred by Resolution 9 in this Notice of AGM’ were omitted.   See notes on pages 8 and 9. AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 5

Resolution 11 That subject to the passing of Resolution 9, as set out in this Notice of AGM of the Company convened for 9 April 2026, and in addition to any power given to them pursuant to Resolution 10 in this Notice of AGM, the Directors be generally empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (as defined in the Companies Act 2006) for cash, pursuant to the authority conferred by Resolution 9 in this Notice of AGM as if section 561(1) of the Companies Act 2006 did not apply to the allotment. This power: (a) expires (unless previously renewed, varied or revoked by the Company in a general meeting) at the end of the next Annual General Meeting of the Company after the date on which this Resolution is passed (or, if earlier, at the close of business on 9 July 2027), but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; (b) in the case of the authority granted under Resolution 9(a)(i)(A) shall be limited to: (i) the allotment of equity securities (otherwise than pursuant to paragraph (b)(ii) below) up to an aggregate nominal amount of US$38,774,085.00, provided that the allotment is for the purposes of financing (or refinancing, if the power is used within 12 months of the original transaction) a transaction which the Directors determine to be an acquisition or specified capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this Notice of AGM; and (ii) when any allotment of equity securities is or has been made pursuant to paragraph (b)(i) above (a paragraph 11(b)(i) allotment), the allotment of equity securities up to an aggregate nominal amount equal to 20% of the nominal amount of that paragraph 11(b)(i) allotment, provided that any allotment pursuant to this paragraph (b)(ii) is for the purposes of a follow-on offer determined by the Directors to be of a kind contemplated by paragraph 3 of Part 2B of the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this Notice of AGM; and (c) applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Companies Act 2006 as if in the first paragraph of this resolution the words ‘pursuant to the authority conferred by Resolution 9 in this Notice of AGM’ were omitted.   See notes on pages 8 and 9. Resolution 12 That the Company be unconditionally and generally authorised to make market purchases (within the meaning of section 693(4) of the Companies Act 2006) of its ordinary shares of US$0.25 each in the capital of the Company provided that: (a) the maximum number of ordinary shares which may be purchased is 155,096,341; (b) the minimum price (exclusive of expenses) which may be paid for each ordinary share is US$0.25; and (c) the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of: (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased, and in the case of a purchase in a currency other than pounds sterling, such pounds sterling amount being converted into the currency in which the purchase is effected by reference to the WM/Reuters mid-point exchange rate for the purchase of such currency at or about 08.00am (UK time) on the business day prior to the date on which the ordinary share is contracted to be purchased; and (ii) an amount equal to the following, depending on the place of purchase: (A) for any ordinary share purchased in the United States of America, the higher of the price of the last independent transaction and the highest independent bid for an ordinary share on the United States consolidated quotation system; and (B) for any ordinary share purchased outside the United States of America, the higher of the price of the last independent trade and the highest current independent bid for an ordinary share on the trading venue(s) where the purchase is carried out. This authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2027 or, if earlier, at the close of business on 9 July 2027 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry).   See notes on page 9. Resolution 13 That a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice.   See notes on page 9. By order of the Board: Matthew Bowden Company Secretary AstraZeneca PLC Registered in England No. 02723534 Registered Office: 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 25 February 2026 Notice of Annual General Meeting 2026 and Shareholders’ Circular continued Notice of Annual General Meeting 2026 and Shareholders’ Circular 6

of the Company’s harmonised listing structure becoming effective) the NYSE Listing Rules. Taking into account the recommendations set out in the Code, the Nasdaq Listing Rules and the NYSE Listing Rules, the Board considers that all the Non-Executive Directors, except Marcus Wallenberg, are independent. Mr Wallenberg was appointed as a Director of Astra in May 1989 and subsequently became a Director of the Company in 1999. He is also a Non-Executive Director of Investor AB, which has a 3.33% interest in the issued share capital of the Company as at 31 January 2026. Due to his overall length of tenure and relationship with a significant shareholder, the Board does not believe that he can be determined independent. Philip Broadley, Senior independent Non-Executive Director and Chair of the Audit Committee, will reach nine years’ tenure as a Non-Executive Director shortly after the AGM. The Board believes that Mr Broadley continues to exercise objective judgement and provides appropriate challenge to management, and that his tenure as a Non-Executive Director has not resulted in any loss of his independence. During this important year for the Company, with KPMG expected to take on the role of External Auditor following shareholder approval at the AGM, the Board believes it is appropriate that Mr Broadley stands for re-election, to provide stability and continuity as the Audit Committee oversees this transition. During the Board’s annual evaluation of its performance and that of its Committees and individual Directors in 2025, the Board concluded that each Director continues to make effective and valuable contributions to the Board and to demonstrate commitment to the role. More information about these matters and how the Board operates can be found in the Corporate Governance Report in the Annual Report, which is available on our website, www.astrazeneca.com, or by request from the Company. Resolution 6: Directors’ Remuneration Report The purpose of Resolution 6, which is proposed as an ordinary resolution, is to receive and approve the annual statement of the Chair of the Remuneration Committee (the Statement) and the Annual Report on Remuneration for the year ended 31 December 2025 (the 2025 Remuneration Report). The Statement and the 2025 Remuneration Report can be found on pages 90 to 113 of the Annual Report and Form 20-F Information for the year ended 31 December 2025, which is available on our website, www.astrazeneca.com, or by request from the Company. The Board considers that appropriate executive remuneration plays a vital part in helping to achieve the Company’s overall objectives and, accordingly, and in compliance with the legislation, shareholders will be invited to approve the Statement and the 2025 Remuneration Report. The 2025 Remuneration Report gives details of the remuneration paid to the Directors during the year ended 31 December 2025. The vote on the Statement and the 2025 Remuneration Report is advisory in nature in that payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that Resolution 6 is not passed. Both the Remuneration Committee and the Board are satisfied that our remuneration practices are aligned to the delivery of the Company’s strategy and promote long-term sustainable value creation for shareholders. Resolutions 1–2: Accounts and Dividend The purpose of these resolutions, which are proposed as ordinary resolutions, is: • To receive the Company’s Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2025. • To confirm the first interim dividend of US$1.03 (76.7 pence, SEK 9.81) per ordinary share and to confirm, as the final dividend for 2025, the second interim dividend of US$2.17 (159.5 pence, SEK 19.49) per ordinary share. Resolutions 3–4: Appointment of Auditor and Authority to agree the remuneration of the Auditor The purpose of these resolutions, which are proposed as ordinary resolutions, is: • To appoint KPMG LLP as Auditor of the Company until the conclusion of the next general meeting of the Company at which accounts are laid. • To authorise the Directors to agree the remuneration of the Auditor. As explained in the Annual Report and Form 20-F Information for the years ended 31 December 2024 and 31 December 2025, the Audit Committee undertook a competitive tender process for the Company’s external audit services during 2024. Following that process and on recommendation of the Audit Committee, the Board is proposing that KPMG LLP be appointed as the Company’s Auditor with effect from the end of the AGM. PricewaterhouseCoopers LLP will accordingly not stand for reappointment as the Company’s Auditor at the AGM. As required by section 519 of the Companies Act 2006 (the Act), the retiring Auditor has provided the following statement of circumstances which the Company is required to distribute to members under section 520 of the Act. Statement of Reasons connected with ceasing to hold office as Auditors: In accordance with Section 519 of the Companies Act 2006 (the Act), we set out below the reasons connected with PricewaterhouseCoopers LLP, registered auditor number C001004062, ceasing to hold office as auditors of AstraZeneca PLC, registered no: 02723534 (the Company) effective from 9 April 2026. The reason we are ceasing to hold office is that the Company undertook a competitive tender process for the position of statutory auditor and we were unsuccessful in retaining the audit. Section 519(3A) of the Act, requires that “Where there are matters connected with an auditor’s ceasing to hold office that the auditor considers need to be brought to the attention of members or creditors of the company, the statement under this section must include details of those matters.” We do not consider there to be any such matters. PricewaterhouseCoopers LLP 24 February 2026 Resolution 5: Re-election of Directors At the AGM, as usual and in accordance with the Company’s Articles of Association, all of the Directors are retiring. The biographical details of each Director presenting themself for re-election by ordinary resolution are set out in this Notice of AGM from page 20. The Chair, Michel Demaré, met the independence criteria prescribed in the UK Corporate Governance Code (the Code) upon his appointment as Chair. In accordance with the Code, it is not considered appropriate to repeat the test following his appointment as Chair. In December 2025, the Board considered the independence of the Non-Executive Directors, other than the Chair of the Board, for the purposes of the Code, the US Nasdaq Listing Rules and (in anticipation Explanatory notes to the Resolutions AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 7

Explanatory notes to the Resolutions *continued*

Resolution 7: Renewal of the authorisation to grant awards under the French Appendix 3 of the AstraZeneca Performance Share Plan 2020

The purpose of Resolution 7, which is proposed as an ordinary resolution, is to renew the authorisation to grant awards under the French Appendix 3 of the AstraZeneca Performance Share Plan 2020 (the French Appendix 3 of the PSP). The PSP was originally approved by shareholders at the 2020 AGM, with further amendments approved by shareholders at the 2021 and 2024 AGMs. The French Appendix 3 was approved by shareholders on 29 April 2020. The current authorisation to grant awards under the French Appendix 3 is due to expire in August 2026. In order for the Company to be able to grant awards under the French Appendix 3 beyond August 2026, for a further seventy-six months, shareholder approval is needed.

The proposed renewal of authorisation does not require any substantive changes to the rules of the PSP nor to the administration of the PSP. Procedural amendments will be required to note that the shareholders have given approval for the grant of awards under the French Appendix 3 for a further seventy-six months from the date of this meeting. A copy of the PSP rules that reflects all of the proposed procedural amendments is available for inspection, as noted on page 10 of this Notice.

Resolution 8: Political donations

The purpose of Resolution 8, which is proposed as an ordinary resolution, is to authorise the Company and/or its subsidiaries to make limited political donations or incur limited political expenditure, within the meaning of such expressions as contained in the Companies Act 2006 (the Act).

It is the Company's policy not to make such political donations or incur such political expenditure. The Company is not intending to alter this policy. However, the definitions of political donations and political expenditure under the Act are very broad. Some of the Company's activities may therefore fall within the definitions of the Act. Without the necessary authorisation, the Company's ability to communicate its views effectively to, for example, interest groups or lobbying organisations could be inhibited.

Accordingly, the Company believes that the authority contained in Resolution 8 is necessary to allow it and its subsidiaries to fund activities which are in the interests of shareholders that the Company should support. Such authority will enable the Company and its subsidiaries to be sure that they do not unintentionally commit a technical breach of the relevant sections of the Act. Any donations or expenditure, which may be made or incurred under the authority of Resolution 8, will be disclosed in next year's annual report.

Resolution 9: Allotment of new shares

The purpose of Resolution 9, which is proposed as an ordinary resolution, is to enable the Directors to exercise their power under the Company's Articles of Association to allot new shares in the capital of the Company. The Directors may only allot shares or grant rights to subscribe for shares, or convert any security into shares, if authorised to do so by shareholders. The Directors' authority will only be valid until the conclusion of the Annual General Meeting in 2027 or the close of business on 9 July 2027, whichever is earlier. Other than the allotment of shares for the purposes of fulfilling the Company's obligations under certain of its share plans, the Directors have no present intention to exercise this authority. However, it is considered prudent to acquire the flexibility that this authority provides. The Directors intend to seek renewal of this authority annually.

- Paragraph (a)(i)(A) of Resolution 9 would authorise the Directors to allot (or grant rights to subscribe for, or convert any security into) shares in the Company up to a maximum nominal amount of US$129,234,026.00. This amount represents 33.33% of the Company's total issued ordinary share capital as at 24 February 2026 (being the last practicable date prior to publication of this Notice of AGM).
- Paragraph (a)(i)(B) of Resolution 9 would authorise the Directors to allot shares and grant rights to subscribe for, or convert any security into, shares, up to an aggregate nominal amount of US$258,468,053.00 (less any shares allotted pursuant to paragraph (a)(i)(A) of Resolution 9) in connection with a pre-emptive offer to existing shareholders (with exclusions to deal with fractional entitlements to shares and overseas shareholders to whom the offer cannot be made due to legal and practical problems). This amount represents 66.66% of the Company's total issued ordinary share capital as at 24 February 2026. This is in accordance with the latest guidelines published by the Investment Association.

At 24 February 2026, no shares in the Company were held as treasury shares.

For information, during 2025, the Directors used equivalent authorities granted at previous Annual General Meetings for the purposes of fulfilling the Company's obligations under its various share plans. The number of shares allotted during 2025 and the percentage of the Company's share capital they represented at 31 December 2025 are shown in the following table.

Share allotments during 2025

	Ordinary shares allotted during 2025	% of issued share capital at 31 Dec 2025
AstraZeneca Savings Related Share Option Plan[1]	267,797	0.017%
AstraZeneca All-Employee Share Plan[2]	93,891	0.006%
Total number of shares allotted in 2025	**361,688**	**0.023%**

1 HM Revenue & Customs-approved UK Save As You Earn Scheme.
2 HM Revenue & Customs-approved UK Share Incentive Plan.

Resolutions 10-11: Pre-emption rights

The purpose of Resolutions 10 and 11, which are proposed as special resolutions, is to grant authority to the Directors (subject to the passing of Resolution 9) to allot shares of the Company and to sell treasury shares for cash without first offering them to existing shareholders in proportion to their existing holdings.

If the Directors wish to allot shares, or grant rights to subscribe for, or convert securities into, shares, or sell treasury shares, for cash (unless pursuant to an employees' share scheme), they must first offer them to existing shareholders in proportion to their holdings. This provision is designed to prevent the holdings of existing shareholders being diluted against their wishes by the allotment of new shares. There may be occasions however when the Directors need the flexibility to finance business opportunities by the issue of shares without a pre-emptive offer to existing shareholders. This cannot be done under the Act unless shareholders have first given a limited waiver of their pre-emption rights. Resolutions 10 and 11 ask shareholders to grant this limited waiver.

Resolution 10 contains a three-part waiver:

- The first part (at paragraph (b)(i) of Resolution 10) is limited to the allotment of shares for cash on a pre-emptive basis to allow the Directors to make appropriate exclusions and other arrangements to resolve legal or practical problems which, for example, might arise in relation to overseas shareholders.
- The second part (at paragraph (b)(ii) of Resolution 10) is limited to the allotment of shares for cash up to an aggregate nominal value of US$38,774,085.00 (which includes the sale on a non pre-emptive basis of any shares held in treasury), which

Notice of Annual General Meeting 2026 and Shareholders' Circular 8

represents approximately 10% of the Company’s total issued ordinary share capital as at 24 February 2026 (being the last practicable date prior to publication of this Notice of AGM). • The third part (at paragraph (b)(iii) of Resolution 10) applies to the allotment of shares for cash for the purposes of a follow-on offer when an allotment of shares has been made under the second waiver contained at paragraph (b)(ii) of Resolution 10. It is limited to the allotment of shares having an aggregate nominal value of up to 20% of the nominal value of any shares allotted under the second waiver. The follow-on offer must be determined by the Directors to be of a kind contemplated by the Pre-Emption Group’s 2022 Statement of Principles. The Directors confirm that they will follow the shareholder protections in Part 2B and the expected features of a follow-on offer in paragraph 3 of Part 2B of the Pre-Emption Group’s 2022 Statement of Principles. The waiver granted by Resolution 11 is in addition to the waiver granted by Resolution 10 and itself has two parts: • The first part (at paragraph (b)(i) of Resolution 11) is limited to the allotment of shares for cash up to an aggregate nominal value of US$38,774,085.00 (which includes the sale on a non pre-emptive basis of any shares held in treasury), which represents a further 10% (approximately) of the Company’s total issued ordinary share capital as at 24 February 2026 (being the last practicable date prior to publication of this Notice of AGM). The first part of the waiver may only be used for an allotment of shares for cash for the purposes of financing (or refinancing, if the waiver is used within 12 months of the original transaction) a transaction that the Directors determine to be an acquisition or specified capital investment of a kind contemplated by the Pre-Emption Group’s 2022 Statement of Principles. • The second part of the waiver (at paragraph (b)(ii) of Resolution 11) applies to the allotment of shares for cash for the purposes of a follow-on offer when an allotment of shares has been made under the first part of the waiver. It is limited to the allotment of shares having an aggregate nominal value of up to 20% of the nominal value of any shares allotted under the first waiver contained at paragraph (b)(i) of Resolution 11. The follow-on offer must be determined by the Directors to be of a kind contemplated by the Pre-Emption Group’s 2022 Statement of Principles. The Directors confirm that they will follow the shareholder protections in Part 2B and the expected features of a follow-on offer in paragraph 3 of Part 2B of the Pre-Emption Group’s 2022 Statement of Principles. If the resolutions are passed, the waivers granted under Resolutions 10 and 11 will expire at the conclusion of the Annual General Meeting in 2027 or, if earlier, the close of business on 9 July 2027. The Directors have no present intention of exercising these authorities but are requesting the authorities in order to give them the flexibility to use shares, if so required, in connection with the proper development of the business. Resolution 12: Purchase of own shares by the Company The purpose of Resolution 12, which is proposed as a special resolution, is to renew the Company’s authority to make market purchases of its own shares, as permitted by the Act. The authority limits the total number of shares that could be purchased to a maximum of 155,096,341 (representing less than 10% of the issued share capital of the Company at 24 February 2026) and sets minimum and maximum prices. No shares were repurchased during 2025 and the Board has no intention of repurchasing shares in 2026. The authority sought under Resolution 12 will be exercised only if the Directors believe that to do so would result in an increase in earnings per share and would be likely to promote the success of the Company for the benefit of shareholders as a whole. The Directors’ current intention is that, in such circumstances, any shares so repurchased would be cancelled. The authority being sought under Resolution 12 would permit any shares so purchased either to be cancelled or held as treasury shares. To maximise its opportunities for access to the market, the Company may also consider using the same authority from shareholders to give irrevocable instructions to banks to enable any share repurchases to continue during the closed periods ahead of the quarterly publication of its results. If this were done, appropriate and timely announcements to the stock exchanges would be made. At 24 February 2026, the total number of shares under option that were outstanding under all of the Company’s share option plans was 1,079,494 representing 0.07% of the Company’s issued share capital at that date. This number of outstanding shares under option could potentially represent 0.09% of the issued share capital of the Company, if the Company were to purchase its own shares to the fullest possible extent of its authority from shareholders (both existing and being sought). This authority will only be valid until the conclusion of the Annual General Meeting in 2027 or the close of business on 9 July 2027, whichever is earlier. Resolution 13: Notice period for general meetings The purpose of Resolution 13, which is proposed as a special resolution, is to reduce the notice period required for a general meeting of the Company (other than an Annual General Meeting) to 14 clear days. The Act sets the notice period required for general meetings of the Company at 21 days unless shareholders approve a shorter notice period, which cannot however be less than 14 clear days. Annual General Meetings will continue to be held on at least 21 clear days’ notice. The Company would like to preserve its ability to call general meetings on 14 clear days’ notice. The flexibility offered by Resolution 13 will be used where, taking into account the circumstances, the Directors consider that it is merited by the business to be considered at the meeting and it is thought to be in the interests of shareholders as a whole. The Company undertakes to meet the requirements for electronic voting in the Act before calling a general meeting on 14 clear days’ notice. The approval will be effective until the Company’s next Annual General Meeting, when it is intended that a similar resolution will be proposed. AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 9

Accessing the meeting The Board strongly encourages shareholders to participate in the AGM via the online platform, as the content and presentation will be optimised for that format. Shareholders can attend from any physical location using a personal device via the online platform, which can be found at: https://meetings.lumiconnect.com/100-005-666-228. Joining instructions are on pages 17 to 19 of this Notice of AGM. Questions Any member participating in the meeting has the right to ask questions, and we encourage all shareholders to register their questions in advance to allow the Board to provide the most comprehensive response. Questions can be registered until 17:00 (BST) on 7 April 2026 at: www.astrazeneca.com/agm. Questions can also be submitted during the AGM via the online platform. Please see page 19 for instructions. The Company must answer any question relating to the business being dealt with at the meeting but no answer need be given if: (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered. Please endeavour to keep your questions concise and relevant to the business of the AGM. Where we receive a number of questions covering the same topic, we may group these to address as many of your queries as possible. Additionally, we may remove supporting statements or paraphrase questions to ensure they are clear and concise. Voting at the AGM Shareholders will be able to vote in one of three ways for each of the resolutions: ‘For’, ‘Against’ or ‘Vote Withheld’. Please note that a ‘Vote Withheld’ is not a vote in law and will not be counted in the calculation of votes ‘For’ and ‘Against’ each resolution. ‘Vote Withheld’ may alternatively be referred to ‘Abstain’ in voting documentation that beneficial holders receive directly from their nominee, bank or broker. Any shareholder that votes in advance of the meeting, in accordance with the voting instructions set out in this Notice of AGM, will have their votes cast at the meeting as per the instructions provided. Please note that voting procedures differ depending on how you hold your AstraZeneca PLC shares. Specific instructions are set out in these Notes on the following pages: • Direct holders of ordinary shares listed on the New York Stock Exchange, see page 12 • Holders in the AstraZeneca PLC Corporate Sponsored Nominee (AstraZeneca CSN), see page 13 • Holders of ordinary shares listed on Nasdaq Stockholm, see page 14 • Holders of UK Depositary Interests (other than via the AstraZeneca PLC CSN), see page 15 • Other beneficial owners of ordinary shares listed on the New York Stock Exchange, see page 16 Voting on the day Voting on the day will be available via the online platform once the Chair declares the poll open. Voting will remain open until the Chair closes voting at the end of the meeting. Holders of ordinary shares listed on Nasdaq Stockholm that have already voted in advance of the meeting will not be able to vote via the online platform on the day of the meeting. They will still be able to participate in, and ask questions during, the digitally-enabled meeting. Poll Voting All resolutions will be put to a poll vote. This means that a shareholder has one vote for every share held and the votes of all shareholders who submit their voting instructions in advance of the meeting are counted, even if the shareholder does not participate in the meeting. Communications Any shareholder who has queries about their shareholding, voting, the AGM or who requires any other assistance should contact Computershare. Holders of ordinary shares listed on Nasdaq Stockholm should contact Euroclear Sweden for general queries not related to the AGM. Contact details are set out on back page of this document and no other methods of communication will be accepted. You may not use any email address provided in this Notice of AGM, or in any other documents relating to the meeting, to communicate with the Company for any purposes other than those expressly stated. Voting results The results of the voting at the AGM will be announced through a Regulatory Information Service and will appear on our website, www.astrazeneca.com, as soon as reasonably practicable following the conclusion of the AGM. Members’ requests under section 527 of the Companies Act 2006 Under section 527 of the Companies Act 2006, members meeting the threshold requirements set out in that section have the right to require the Company to publish a statement on a website setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; and/or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the last AGM. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website. Documents available for inspection The following may be inspected during business hours at the Company’s registered office and at the offices of Freshfields LLP at 100 Bishopsgate, London, EC2P 2SR until the conclusion of the AGM: (1) A statement of the interests and transactions of Directors and their connected persons in the share capital of the Company and any of its subsidiaries. (2) The Annual Report and Form 20-F Information 2025 (3) A copy of the rules of the AstraZeneca Performance Share Plan 2020, including amendments proposed for approval under Resolution 7. On the day of the AGM, the above will also be available for inspection on the online platform. Copies of: (i) this Notice of AGM and (ii) the rules of the AstraZeneca Performance Share Plan 2020 including amendments proposed for approval under Resolution 7 will be available for inspection on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism from the date of publication of this Notice of AGM. Notes General information for all shareholders Notice of Annual General Meeting 2026 and Shareholders’ Circular 10

Total voting rights At 24 February 2026 (being the last practicable date prior to the publication of this Notice of AGM), the Company’s issued share capital consisted of 1,550,963,415 ordinary shares, carrying one vote each. Therefore, the total voting rights of the Company at 24 February 2026 were 1,550,963,415. Security As we may choose to implement a range of security measures, based on a thorough assessment of potential risks, any individual who attends the broadcast venue will be subject to having their bags or briefcases searched. Please note that any bags larger than a briefcase or handbag will be required to be left outside the broadcast venue. For the safety and security of others who may be at the broadcast venue, photography and filming will not be permitted. Language The digitally-enabled AGM will be broadcast in English. Updated information There were no required updates to disclosures in the Company’s Annual Report and Form 20-F Information 2025 for the period from 31 December 2025 to 24 February 2026 (the last practicable date prior to the publication of this Notice of AGM) relating to: • Transactions in the Company’s shares by Directors of the Company, and • Notifications made to the Company pursuant to Rule 5 of the Disclosure Guidance and Transparency Rules. Nominated Persons Any person to whom this Notice of AGM is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (Nominated Person) may have a right, under an agreement between them and the shareholder by whom they were nominated, to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, they may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statements of the rights of shareholders in relation to the appointment of proxies on pages 12 to 16 do not apply to Nominated Persons. The rights described above can only be exercised by shareholders of the Company. AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 11

Entitlement to participate and vote Direct Holders of ordinary shares entered in the register of members of the Company by 18:30 (BST) on 7 April 2026 (or their duly appointed proxies), or if this meeting is adjourned, in the register of members by 18:30 (UK time) two UK business days prior to any adjourned meeting, are entitled to participate or vote at the AGM in respect of the number of ordinary shares registered in their name at that time. Changes to the entries in the register of members after 18:30 (BST) on 7 April 2026, or if this meeting is adjourned, in the register of members after 18:30 (UK time) two UK business days prior to any adjourned meeting, shall be disregarded in determining the rights of any person to participate or vote at the AGM. Login details for online platform Direct Holders have been sent login details to join the online platform within the Form of Proxy they received. Voting before the meeting If you are a registered member of the Company at the time set out above, there are two ways to submit your voting instructions before the meeting, which are available from the publication date of this Notice of AGM: (1) by registering your instruction electronically at www.investorvote.com/AZN; or (2) by completing and returning a paper Form of Proxy, as described in more detail below. Your electronic instruction or Form of Proxy must be received by the Company’s registrar, Computershare US, no later than 14:30 (BST) / 09:30 (ET) on 7 April 2026, or if this AGM is adjourned, not less than two UK business days before the time for holding such adjourned meeting. If you are voting by paper proxy, you are strongly encouraged to appoint the Chair of the AGM as your proxy. This means the Chair of the AGM will be able to vote on the day on your behalf, in accordance with your instructions. Voting on the day Direct Holders may vote live during the AGM, by logging in to the online platform. See General Information on page 10 and Joining Instructions on pages 17 to 19. Entitlement to appoint proxies A registered member of the Company may appoint one or more proxies (who need not be a member of the Company) to exercise all or any of their rights to participate and to speak and vote at a meeting of the Company provided that each proxy is appointed to exercise the rights attached to a different share or shares held by the member. To appoint a proxy, complete and return the Form of Proxy that has been sent to you, along with any power of attorney or other authority under which it is executed (or a duly certified copy of any such power or authority), to the Company’s registrar, Computershare Trust Company, N.A. at P.O. Box 43101, Providence, RI 02940-5067, USA. A pre-paid envelope is enclosed for the return of the Form of Proxy. In the case of a member which is a company, the Form of Proxy must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. If an individual is appointed as a proxy to participate and to speak at the digitally-enabled AGM, the individual(s) appointed will be provided with login details to allow them to participate in the digitally-enabled AGM via the online platform. Direct Holders should ensure they share the joining instructions with their appointed proxy. To be effective, the Form of Proxy must be received by the Company’s registrar, Computershare US, not later than 14:30 (BST) / 09:30 (ET) on 7 April 2026, or if this AGM is adjourned, not less than two UK business days before the time for holding such adjourned meeting. Appointment of corporate representatives Any corporation which is a member of the Company can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that if two or more representatives purport to vote in respect of the same shares: • If they purport to exercise the power in the same way as each other, the power is treated as exercised in that way. • In other cases, the power is treated as not exercised. In accordance with the Company’s Articles of Association, for the appointment of a corporate representative to be effective, a certified copy of the resolution granting the relevant body of the corporation authority to exercise powers on the corporation’s behalf must be received by Computershare US by 14:30 (BST) / 09:30 (ET) on 7 April 2026, or if this AGM is adjourned, not less than two UK business days before the time for holding such adjourned meeting. Notes applicable to direct holders of ordinary shares listed on the New York Stock Exchange (Direct Holders) Notice of Annual General Meeting 2026 and Shareholders’ Circular 12

Entitlement to participate and vote CSN Holders entered in the Company’s register of CSN Holders (the CSN Register) as at 18:00 (BST) on 1 April 2026 or, if the meeting is adjourned, at 18:00 (UK time) on the day which is four UK business days before the day of the adjourned meeting, shall be entitled to provide voting instructions to Computershare UK in respect of the number of UK DIs that such holders are beneficially entitled to at that time. Changes to entries in the CSN Register after that time shall be disregarded in determining the rights of any CSN Holders to provide voting instructions to Computershare UK in relation to the AGM. Login details for online platform CSN Holders have been sent login details to join the online platform within the Form of Direction or notification of availability they received. Voting before the meeting You may instruct Computershare UK, as provider of the CSN facility in which your UK DIs are held, on how to vote the ordinary shares underlying your UK DIs held via the AstraZeneca CSN, by the following methods: Electronically: You may complete a Form of Direction on Computershare UK’s website at www.investorcentre.co.uk/eproxy. You will be asked to enter your Control Number, Shareholder Reference Number and your PIN, which can be found on the Form of Direction or notification of availability you received. Instructions must be validly returned and received by Computershare UK by 14:30 (BST) on 1 April 2026 or, if the meeting is adjourned, by such other time and date as is communicated to CSN Holders. By mail: If you have elected to receive hard copy shareholder communications and so have received a paper Form of Direction, return this to Computershare UK using the reply-paid envelope provided or by posting it to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom. Alternatively, you may choose to vote electronically as described above. To be effective, your paper Form of Direction must be received by Computershare UK by 14:30 (BST) on 1 April 2026 or, if the meeting is adjourned, by such other time and date as is communicated to CSN Holders. Computershare UK, as provider of the AstraZeneca CSN facility in which your UK DIs are held, will then make arrangements to vote the ordinary shares underlying your UK DIs according to your instructions. Voting on the day CSN Holders may vote live during the AGM, by logging in to the online platform. See General Information on page 10 and Joining Instructions on pages 17 to 19. Notes applicable to holders of AstraZeneca PLC UK Depositary Interests (UK DIs) in the AstraZeneca PLC Corporate Sponsored Nominee facility (AstraZeneca CSN) (CSN Holders) AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 13

Entitlement to participate and vote The Record Date applied to the Euroclear Sweden system for this AGM is close of business on 27 March 2026. Nasdaq Stockholm Holders at the Record Date are entitled to vote and participate in the AGM in respect of the number of shares held at the Record Date. Changes after that time shall be disregarded in determining the rights of any Nasdaq Stockholm Holders to provide voting instructions in regard to the AGM. Login details for online platform Nasdaq Stockholm Holders have been sent login details to join the online platform within the Voting Instruction Form they received. Voting before the meeting You may provide your voting instructions to Computershare Sweden in advance of the AGM by the following methods: Electronically: If you hold your shares via Euroclear Sweden you may register your voting instruction electronically at www.investorvote.com/az by using the ID Number and the Code provided on the front side of the Voting Instruction Form sent to you. Your instruction must be received no later than 14:30 (BST) / 15:30 (CET) on 2 April 2026 or, if the meeting is adjourned, on such other date as is communicated to you. By mail: If you have elected to receive a hard copy Voting Instruction Form, you may submit your voting instructions by returning it in the enclosed reply-paid envelope, or to Computershare AB, “AstraZeneca AGM”, FRISVAR 205221117, SE-110 53 Stockholm. The Voting Instruction Form must be received no later than 14:30 (BST) / 15:30 (CET) on 2 April 2026 or, if the meeting is adjourned, on such other date as is communicated to you. Voting on the day Nasdaq Stockholm Holders may vote live during the AGM, by logging in to the online platform. However, Nasdaq Stockholm Holders that have voted in advance of the AGM will not be able to vote, or change their vote, via the online platform. They will still be able to participate in, and ask questions during, the digitally-enabled meeting. See General Information on page 10 and Joining Instructions on pages 17 to 19. Entitlement to appoint proxies A Nasdaq Stockholm Holder may appoint one or more proxies (who need not be a member of the Company) to exercise all or any of their rights to participate and to speak and vote at a meeting of the Company provided that each proxy is appointed to exercise the rights attached to a different share or shares held by the member. If an individual is appointed as a proxy to participate and to speak at the digitally-enabled AGM, the individual(s) appointed will be provided with login details which will allow them to participate in the digitally-enabled AGM via the online platform. To be effective, the Voting Instruction Form appointing the proxy must be received by Computershare Sweden at Computershare AB, “AstraZeneca AGM”, FRISVAR 205221117, SE-110 53 Stockholm, Sweden, no later than 14:30 (BST) / 15:30 (CET) on 2 April 2026, or, if the meeting is adjourned, on such other date as is communicated to you. A corporation must also submit, by the same deadline, documents showing the authority under which it has signed the Voting Instruction Form. Notes applicable to holders of ordinary shares listed on Nasdaq Stockholm (Nasdaq Stockholm Holders) Notice of Annual General Meeting 2026 and Shareholders’ Circular 14

Institutional UK DI Holders (CREST participants) Entitlement to participate and vote UK DI Holders entered in the Company’s register of UK DI Holders (the DI Register) as at 18:00 (BST) on 1 April 2026 or, if the meeting is adjourned, at 18:00 (UK time) on the day which is four UK business days before the day of the adjourned meeting, shall be entitled to provide voting instructions to Computershare UK, the UK DI depositary, in respect of the number of UK DIs registered in their name at that time. Changes to entries in the DI Register after that time shall be disregarded in determining the rights of any UK DI Holders to provide voting instructions to Computershare UK in regard to the AGM. Login details for online platform UK DI Holders in the Company’s DI Register have been sent login details to join the online platform within the Form of Instruction or notification of availability they received. Voting before the meeting UK DI Holders in the Company’s DI Register may instruct Computershare UK to vote the ordinary shares underlying their UK DIs by the following methods: Via CREST: UK DI Holders who wish to issue an instruction through the CREST electronic voting appointment service may do so by using the procedures described in the CREST Manual on the Euroclear website, www.euroclear.com. CREST Personal Members or other CREST sponsored members (and those CREST members who have appointed a voting service provider(s)) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for instructions made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Voting Instruction’) must be properly authenticated in accordance with the specifications of Euroclear UK & International Limited (‘EUI’) and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the voting instruction or to an amendment to the instruction given to Computershare UK, must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 3RA50) by no later than 14:30 (BST) on 2 April 2026. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the CREST Voting Instruction by the CREST Applications Host) from which the issuer’s agent is able to retrieve the CREST Voting Instruction by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to a proxy appointed through CREST should be communicated to the proxy through other means. CREST members (and, where applicable, their CREST sponsors or voting service provider(s)) should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Voting Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a CREST Voting Instruction is transmitted by means of the CREST system by any particular time. In this connection, CREST members (and, where applicable, their CREST sponsors or voting service provider(s)) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. Electronically: UK DI Holders who wish to vote electronically should visit www.investorcentre.co.uk/eproxy and enter their Control Number, Shareholder Reference Number and PIN provided on the Form of Instruction or notification of availability they received. Votes must be registered by no later than 14:30 (BST) on 2 April 2026. By mail: If you have elected to receive hard copy shareholder communications and so have received a paper Form of Instruction, return this to Computershare UK using the enclosed reply-paid envelope provided or by posting it to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom. To be effective, your Form of Instruction must be received by Computershare UK by 14:30 (BST) on 2 April 2026 or, if the meeting is adjourned, voting instructions should be received by such other time and date as is communicated to UK DI Holders. Computershare UK, as the UK DI depositary, will then make arrangements to vote the ordinary shares underlying your UK DIs according to your instructions. Voting on the day UK DI Holders on the Company’s DI Register may vote live during the AGM, by logging in to the online platform. See General Information on page 10 and Joining Instructions on pages 17 to 19. Beneficial holders of UK DIs through a nominee account, bank or broker Entitlement to participate and vote Holders of UK DIs in a nominee account or brokerage account (Beneficial UK DI Holders) should follow the instructions provided by their account provider if they wish to vote in advance of the AGM. Alternatively, Beneficial UK DI Holders may participate and vote live during the digitally-enabled AGM, if a valid letter of representation authorises them to participate on behalf of their nominee account or brokerage account provider. Beneficial UK DI Holders should contact their account provider to make arrangements for a letter of representation to be completed. The letter of representation must include the name of the legal owner of the UK DIs; their CREST ID; the designation the UK DIs are held under; and the number of UK DIs (representing shares in the Company) the Beneficial UK DI Holder is authorised to vote on. The letter of representation should be sent to Computershare UK by emailing: corporate-representatives@computershare.co.uk. Mailboxes are monitored 08:30 to 17:30 (UK time) Monday to Friday (excluding public holidays in England and Wales). To ensure the Beneficial UK DI Holder is able to participate in the AGM, the valid letter of representation must be provided no later than 17:00 (BST) on 30 March 2026 or, if the meeting is adjourned, on such other date as is communicated to you. Computershare UK will then provide details on how to access the AGM. Please contact your nominee account provider, bank or broker in the first instance to make arrangements to participate and vote live during the AGM. Login details for online platform To receive login details to join the online platform, Beneficial UK DI Holders should contact their nominee account provider, bank or broker to be authorised via a letter of representation, as outlined in the paragraph above. Notes applicable to holders of AstraZeneca PLC UK Depositary Interests (UK DIs), other than UK DIs held via the AstraZeneca PLC Corporate Sponsored Nominee (UK DI Holders) AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 15

Entitlement to participate and vote Holders of ordinary shares in a nominee account or brokerage account should follow the instructions provided by their nominee account provider, bank or broker if they wish to vote in advance of the AGM. Alternatively, holders of ordinary shares in a nominee account or brokerage account may participate and vote live during the digitally-enabled AGM by registering in advance of the meeting. To register, you must submit your name, email address, and a legal proxy from your nominee account provider, bank or broker which reflects your ownership of AstraZeneca shares. Registration materials should be sent to Computershare US at legalproxy@computershare.com, with “Legal Proxy” in the subject line. Registration requests may also be submitted by mail to: Computershare, AstraZeneca Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001. To ensure a legal proxy is able to participate, registration requests must be received no later than 22:00 (BST) / 17:00 (ET) on 2 April 2026 or, if the meeting is adjourned, on such other date as is communicated to you. You will receive confirmation of your registration by email from Computershare US, along with login details to join the AGM via the online platform. Please contact your nominee account provider, bank or broker in the first instance to make these arrangements. Login details for online platform To receive login details to join the online platform, holders of ordinary shares in a nominee account or brokerage account should contact their nominee account provider, bank or broker and be appointed as a valid legal proxy, as outlined in the paragraph above. Notes applicable to other beneficial holders of ordinary shares listed on the New York Stock Exchange Notice of Annual General Meeting 2026 and Shareholders’ Circular 16

Accessing the meeting electronically Visit https://meetings.lumiconnect.com/100-005-666-228 on your smartphone, tablet or computer. You will then be required to enter your login details. • For holders of UK Depositary Interests (including those within the AstraZeneca CSN): enter your Shareholder Reference Number (SRN) and PIN. • For holders of ordinary shares listed on Nasdaq Stockholm: enter your ID number and PIN. • For direct and beneficial holders of ordinary shares listed on the New York Stock Exchange: enter your Control Number and PIN. Access will be available one hour prior to the start of the meeting. If you experience any difficulties, please contact Computershare by calling +44 (0) 370 703 0350 stating your full name and postcode. You will need the latest version of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible. An active internet connection is required at all times to participate in the meeting. If you are a beneficial holder and have not received login details directly, you must contact Computershare to receive your unique login details. Instructions are provided in the relevant Notes on pages 15 and 16. Home page and broadcast Once logged in, you will see the home page which contains instructions for using the platform. At the commencement of the meeting, the live broadcast of the proceedings will be available on the right-hand side of your device. Click play on the broadcast, ensure that your device is unmuted and the volume is turned up. Voting Once the Chair has formally opened voting, the list of resolutions will automatically appear on your screen. Select the option that corresponds with how you wish to vote. Once you have selected your vote, the option will change colour and a confirmation message will appear to indicate your vote has been cast and received; there is no submit button. To vote on all resolutions displayed select the ‘Vote All’ option at the top of the screen. To change your vote, reselect your choice. To cancel your vote, select the ‘Cancel’ button. You will be able to do this at any time while the poll remains open and before the Chair announces its closure. Questions Written questions can be submitted during the meeting by selecting the messaging icon from the navigation bar and typing your question into the ‘Ask a question’ box. Click the send button to submit the question. Copies of questions you have submitted via the online platform can be viewed by selecting ‘My Messages’. Any questions you registered in advance of the meeting through the website, www.astrazeneca. com/agm will not appear within ‘My Messages’, but will be submitted to the Board on your behalf. Virtual microphone If you would like to ask your question verbally, press the ‘Request to speak’ button at the top of the broadcast window. Follow the on-screen instructions to join the queue. Documents Meeting documentation can be found within the ‘Documents’ tab in the navigation bar. Documents can be read within the platform or downloaded to your device in pdf format. Appointed proxies and corporate representatives If you plan to participate in the meeting as a proxy or corporate representative, please refer to the relevant Notes on pages 12 to 16. Computershare will provide unique login details to join the meeting via the online platform, once valid appointments have been made. Joining instructions AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 17

1 To join the online platform: Go to: https://meetings.lumiconnect.com/100-005-666-228 There you will be prompted to enter your login details which can be found on the voting form or notification of availability you received. • For holders of UK Depositary Interests (including those within the AstraZeneca CSN): enter your Shareholder Reference Number (SRN) and PIN. • For holders of ordinary shares listed on Nasdaq Stockholm: enter your ID number and PIN. • For direct and beneficial holders of ordinary shares listed on the New York Stock Exchange: enter your Control Number and PIN. When successfully authenticated, you will be taken to the home page. If you did not receive login details, please refer to the applicable Notes for your shareholding on pages 12 to 16, or contact Computershare using the details on the back page of this document. 2 The meeting presentation will begin at the start of the AGM, when the Broadcast Panel will automatically appear at the side of the screen. You can expand and minimise the screen by pressing the Broadcast box at the top of the page. 3 When the Chair declares the poll open, a list of all resolutions and voting choices will appear on your device. Scroll through the list to view all resolutions. Meeting ID: 100-005-666-228 2 3 1 Joining instructions continued Notice of Annual General Meeting 2026 and Shareholders’ Circular 18

Voting on each resolution individually For each resolution, select the choice corresponding with the way in which you wish to vote. When selected, a confirmation message will appear. To change your mind, simply press the correct choice which will override your previous selection. To cancel your vote, press ‘Cancel’. Voting on the resolutions collectively You can vote for all resolutions at the same time by clicking on the ‘Vote All’ direction button at the top of the page. You will still be able to change your mind on individual resolutions if using this feature. Asking a question If you would like to ask a question, select the messaging option in the navigation bar at the top of the page. Type your message within the chat box at the top of the messaging screen. Click the ‘Send’ button to submit. To ask a question verbally, press the ‘Request to Speak’ button and follow the on-screen instructions. AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 19

(a) Michel Demaré (69) Non-Executive Chair of the Board (September 2019* ) Committee membership: Chair of the Nomination and Governance Committee and member of the Remuneration Committee. Skills and experience: Michel was previously Vice-Chairman of UBS Group AG (2010-2019), Chairman of Syngenta and Syngenta Foundation for Sustainable Agriculture (2013-2017), Chairman of SwissHoldings (2013-2015) and Chairman of IMD Business School (2020-2025). Between 2005 and 2013, Michel was CFO of ABB Ltd and interim CEO during 2008. He joined ABB from Baxter International Inc., where he was CFO Europe from 2002 to 2005. Prior to that, he spent 18 years at The Dow Chemical Company, serving as CFO of Dow’s Global Polyolefins and Elastomers division between 1997 and 2002. Other appointments: Michel is a Non-Executive Director of Vodafone Group plc and Louis Dreyfus Int’l Holding BV. (b) Pascal Soriot (66) Executive Director and CEO (October 2012* ) Skills and experience: Pascal brings a passion for science and medicine, significant experience in established and emerging markets, strength of strategic thinking and execution, a successful track record of managing change and executing strategy, and the ability to lead a diverse organisation. He served as COO of Roche’s pharmaceuticals division and, prior to that, as CEO of Genentech. Pascal has worked in senior management roles in several major companies in Australia, New Zealand, Japan, the US and Switzerland before joining AstraZeneca in the UK. He is a Doctor of Veterinary Medicine and holds an MBA from HEC Paris. In 2022, Pascal received a knighthood for services to life sciences and leadership in the global response to the COVID-19 pandemic. Other appointments: Pascal is on the Board of Agilent Technologies Inc. and Sustainable Markets Initiative Limited. (c) Aradhana Sarin (51) Executive Director and CFO (August 2021* ) Skills and experience: Before joining AstraZeneca, Aradhana was CFO for Alexion, responsible for driving strategic growth, financial performance and business development. She has operational experience in biopharma, plus more than 20 years of professional experience at global financial institutions and extensive knowledge of global healthcare systems. This includes tenures at Citi Global Banking, UBS, and JP Morgan. Aradhana trained as a medical doctor in India and spent two years practising in both India and Africa. She completed her medical training at the University of Delhi and received her MBA from Stanford Business School. Other appointments: Aradhana is on the Board of Governors of the American Red Cross and is an Independent Director and Audit Committee member of Anheuser-Busch InBev. (d) Philip Broadley (65) Senior independent Non-Executive Director (April 2017* ) Committee membership: Chair of the Audit Committee and member of the Remuneration Committee and Nomination and Governance Committee. Skills and experience: Philip was previously Group Finance Director of Prudential and Old Mutual and served as a Non-Executive Director of Legal & General Group. He has served as Chairman of the 100 Group of Finance Directors and as a member of the Takeover Panel. He is a Fellow of the Institute of Chartered Accountants in England and Wales. Philip graduated in Philosophy, Politics and Economics from St. Edmund Hall, Oxford University where he is a St. Edmund Fellow, and holds an MSc in Behavioural Science from LSE. Other appointments: Philip is the Non-Executive Chair of Lancashire Holdings Limited. (e) Euan Ashley (54) Non-Executive Director (October 2020* ) Committee membership: Chair of the Science Committee and member of the Nomination and Governance Committee. Skills and experience: Euan studied physiology and medicine at Glasgow University, trained at Oxford University Hospitals NHS Trust, and gained a DPhil in cardiovascular cellular biology and molecular genetics at the University of Oxford. In 2002, Euan moved to Stanford University, where his research focuses on mechanisms of cardiovascular health and disease. His laboratory leverages AI, digital health tools, and biotechnology partnerships to advance clinical research. Euan has received honours from the White House for contributions to personalised medicine and the American Heart Association’s Medal of Honor for precision medicine. Other appointments: Euan is the Arthur L. Bloomfield Professor of Medicine, Genetics and Biomedical Data Science, Chair of the Department of Medicine at Stanford University, and a member of the Board of Directors at DexCom, Inc. (f) Birgit Conix (60) Non-Executive Director (February 2025* ) Committee membership: Member of the Audit Committee and, with effect from the end of the AGM, the Sustainability Committee. Skills and experience: Birgit served Sonova as Group CFO and a Management Board member from 2021 to 2025. Previously, she was Group CFO and Executive Board member at TUI from 2018 to 2021. Before TUI, she served as Group CFO of Telenet Group from 2013 to 2018. Prior to that, she held senior positions at Johnson & Johnson, Heineken, Tenneco and Reed Elsevier. Birgit holds an MBA from the Booth School of Business, University of Chicago, and a Master of Science in Business Economics from Tilburg University. Other appointments: Birgit is a member of ASML’s Supervisory Board, where she is Chair of the ESG Committee and a member of the Audit Committee. She also serves on Ricola’s Board where she is Chair of the Audit Committee. (g) Rene Haas (63) Non-Executive Director (January 2025* ) Skills and experience: Rene has been CEO of Arm and a Board member since February 2022, leading Arm’s successful IPO in September 2023. He has extensive experience in technology, computing and AI from leadership roles in the semiconductor industry. Rene joined Arm in 2013 and previously served as President of Arm’s IP Product Groups. Prior to Arm, Rene held roles at NVIDIA, Scintera Networks and Tensilica. Based in Silicon Valley, he frequently engages with technology hubs in the UK, Europe and Asia. Rene earned a Bachelor of Science in Electrical and Electronics Engineering from Clarkson University and completed the Stanford University Graduate School of Business Executive Program. Other appointments: Rene is CEO of Arm and serves on the Boards of Arm China and of SoftBank Group (Arm’s majority owner). * Date of first appointment or election to the Board. Notice of Annual General Meeting 2026 and Shareholders’ Circular 20 Appendix – Directors’ biographies in Textile Chemistry from the University of Massachusetts Dartmouth, an MSc in Chemical Engineering from Princeton University and an MBA from Rutgers University. Other appointments: Sheri serves on the Boards of Stryker, Kimberly‑Clark, Galderma and Sail Biomedicines. She is also an industrial adviser for EQT, and in connection serves as Chair of Parexel and Chair of Dechra. (l) Tony Mok (65) Non-Executive Director (January 2019* ) Committee membership: Member of the Science Committee and, with effect from the end of the AGM, Chair of the Sustainability Committee and member of the Nomination and Governance Committee. Skills and experience: Tony is the Li Shu Fan Medical Foundation endowed Professor and Chairman of the Department of Clinical Oncology at the Chinese University of Hong Kong. His work includes multiple aspects of lung cancer research, including biomarker and molecular targeted therapy in lung cancer. Tony is the Past President of the International Association for the Study of Lung Cancer and a past Board member of the American Society of Clinical Oncology. He has achieved numerous awards including the European Society for Medical Oncology (ESMO) Lifetime Achievement Award, Giant of Cancer Care, and the Bronze Bauhinia Star. Other appointments: Tony is Non-Executive Director of HUTCHMED (China) Limited, member of the Scientific Advisory Board of Prenetics Global Limited and serves on the Board of Insighta. (m) Marcus Wallenberg (69) Non-Executive Director (April 1999* ) Committee membership: Member of the Science Committee and the Sustainability Committee. Skills and experience: Marcus has international business experience across various industry sectors, including the pharmaceutical industry from his directorship with Astra prior to 1999. Other appointments: Marcus is Chair of Skandinaviska Enskilda Banken AB, Saab AB, Wallenberg Investments AB and FAM AB. He is Vice-Chair of Investor AB and Vice-Chair of EQT AB. Marcus is also Chair of the Royal Swedish Academy of Engineering Sciences and a Board member of the Knut and Alice Wallenberg Foundation. (h) Karen Knudsen (56) Non-Executive Director (April 2025* ) Committee membership: Member of the Science Committee and the Sustainability Committee. Skills and experience: Karen served as Hilary Koprowski Endowed Professor and Chair of Cancer Biology at Thomas Jefferson University, Enterprise Director of the Sidney Kimmel Comprehensive Cancer Center and EVP of Oncology Services at Jefferson Health. Most recently, she served as CEO of the American Cancer Society. Previous leadership roles include serving on the NCI Board of Scientific Advisors and on the Board of the American Association for Cancer Research. Other appointments: Karen is CEO of the Parker Institute for Cancer Immunotherapy, Professor Emerita of Thomas Jefferson University and the Sidney Kimmel Comprehensive Cancer Center, Board Member of 3T Biosciences, Independent Director of Exai Bio, Board Member of Research America and of Paradigm Health, and Board Advisor for ArteraAI. (i) Diana Layfield (55) Non-Executive Director (November 2020* ) Committee membership: Member of the Science Committee and the Remuneration Committee. Skills and experience: Diana has broad global business experience across technology, life sciences and financial services. She has held senior leadership roles at Google, Standard Chartered Bank, as the CEO of a start-up technology company, and in Healthcare and Life Sciences at McKinsey & Co. Previously at Google, Diana was General Manager, Search International & Growth (including Product and Engineering) and President, EMEA Partnerships and Vice-President, ‘Next Billion Users’. Until December 2020, Diana was a Non-Executive Director of Aggreko plc. She has a BA from Oxford University and an MA in International Economics and Public Administration from Harvard University. Other appointments: Diana is the CEO of Monzo Group, Chair of British International Investment plc, and a Council Member of the London School of Hygiene & Tropical Medicine. (j) Anna Manz (53) Non-Executive Director (September 2023* ) Committee membership: Member of the Audit Committee. Skills and experience: Anna was CFO and a member of the Board of Directors of London Stock Exchange Group plc until 2024. From 2016 to 2020, she was an Executive Director and the CFO of Johnson Matthey Plc and, before that, spent 17 years at Diageo plc in a number of senior finance and strategy roles. She brings extensive expertise in accounting, corporate finance and M&A, as well as experience of business diversification, transformation and strategy. Anna was previously a Non-Executive Director of ITV plc and served on its Audit Committee and Remuneration Committee during most of that period. Other appointments: Anna is CFO of Nestlé S.A. and a member of Nestlé’s Executive Board. (k) Sheri McCoy (67) Non-Executive Director (October 2017* ) Committee membership: Chair of the Remuneration Committee and member of the Audit Committee, the Nomination and Governance Committee and the Sustainability Committee. Skills and experience: Until February 2018, Sheri was CEO and a Director of Avon Products, Inc. and, prior to that, had a 30-year career at Johnson & Johnson, latterly serving as Vice-Chairman of the Executive Committee, responsible for the Pharmaceuticals and Consumer business segments. Sheri joined J&J as an R&D scientist and subsequently managed businesses in every major product sector. She holds a BSc * Date of first appointment or election to the Board. AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 21

Investor Relations www.astrazeneca.com/investors corporateaccess@astrazeneca.com Computershare US: Contact for direct holders of ordinary shares listed on the New York Stock Exchange Computershare Trust Company, N.A. P.O. Box 43078 Providence, RI 02940-3078, USA Tel (in the US): 1 (888) 697-8018 Tel (outside the US): 1 (781) 575-2844 (calls to this shareholder helpline from outside the US are charged at the applicable international rates) Email: web.queries@computershare.com Website: www-us.computershare.com/Investor/#Home (select ‘Contact Us’ at the bottom of the page) Computershare UK: Contact for holders of UK Depositary Interests including those within the AstraZeneca PLC Corporate Sponsored Nominee Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ United Kingdom Tel: +44 (0) 370 707 1682 (calls to this helpline from outside the UK are charged at the applicable international rates) Email: web.queries@computershare.com Website: www-uk.computershare.com/Investor/#Home (select ‘Contact Us’ at the bottom of the page) Computershare Sweden: Contact for holders of ordinary shares listed on Nasdaq Stockholm, for queries relating to the AGM and voting Computershare AB Gustav III:s Boulevard 34 SE-169 73 Solna Sweden Tel: +46 8 553 210 80 (calls to this helpline from outside Sweden are charged at the applicable international rates) Euroclear: Contact for holders of ordinary shares listed on Nasdaq Stockholm, for general shareholding queries Swedish Central Securities Depository Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm Sweden Tel: +46 (0) 8 402 9000   A copy of this Notice of AGM, and other information required by section 311A of the UK Companies Act 2006, is available online at www.astrazeneca.com/noticeofmeeting2026. Notice of Annual General Meeting 2026 and Shareholders’ Circular Registered office and corporate headquarters AstraZeneca PLC 1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA UK Tel: +44 (0)20 3749 5000 Contact details

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2026

ASTRAZENECA PLC

By:	/s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary